1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

May 1, 2019

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,052

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,052 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares ESG MSCI USA Leaders ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on April 9 and April 18, 2019. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:    Please include a completed fee table and cost example with your comment response letter, filed in compliance with recent Staff guidance.

Response:       The Trust has supplementally provided a completed fee table and the comment response letter to the staff and will otherwise comply with Staff guidance.

Comment 2:    Please clarify precisely the meaning of the word, “involved,” as used in in the first paragraph of the Principal Investment Strategies section of the Prospectus.

Response:       The Trust has added disclosure clarifying the meaning of the word “involved,” citing revenue metrics and other criteria used by the Index Provider in determining excluded securities.

Comment 3:    The term “severe business controversies” should be defined where it is first used in the Principal Investment Strategies section of the Prospectus. Additionally, although the term may

Securities and Exchange Commission

May 1, 2019

refer to the “possible negative environmental, social, and/or governance impact of a company’s operations or products,” such a reference is not completely clear because of the lack of clarity and precision in the subsequent disclosure.

Response:       The Trust has added disclosure in the Summary Prospectus explaining how the Index Provider defines and evaluates controversies.

Comment 4:    Please explain in detail what is meant by “ESG characteristics” in the Principal Investment Strategies section of the Prospectus. Are these objective, measurable criteria derived from quantitative data, rather than on subjective opinion? Please describe specifically how a company would be determined to be “B”-rated rather than “BB”-rated. Please provide the staff with the formula by which companies are given a letter grade based on “ESG characteristics” with your response letter and at least two weeks before the unextended effectiveness date. Please also provide the staff with a “white paper” describing the overall methodology of the “Underlying Index” with your response letter and at least two weeks before the unextended effectiveness date.

Response:       The Trust has supplementally provided the contents of the underlying index to the staff. Additionally, the Trust has added additional detail to the Summary Prospectus disclosing the criteria and rating methodology used by the Index Provider to assign ESG ratings.

Comment 5:    Please define the terms, “current index membership” and “sector adjusted ESG scores.”

Response:       The Trust has clarified the disclosure in the Summary Prospectus to reflect that a company’s ESG rating is adjusted based on its sector membership.

Comment 6:    We believe it would be more beneficial to investor understanding if these risks are reordered based on the level of risk, with the most significant risks to the fund listed first. The level of risk should be based on a reasonable assessment of both (i) the amount of loss the fund may incur as a result of the risk; and (ii) the likelihood of the event giving rise to the risk. We believe that listing risks based on the level of significance will benefit investors by putting them on notice as to which risks they should be most concerned about. Also, placing the most significant risks toward the beginning of the principal risk disclosure increases the likelihood that an investor will read that risk. In particular, ESG investment strategy and Information technology risks appear to be particularly significant for the Fund. We note that the Director of the Division of Investment Management has recently addressed the practice of some funds of listing risk factors in alphabetical order. See: https://www.sec.gov/news/speech/speech-blass-102518.

Response:       The Trust has reviewed the risk disclosure and respectfully submits that the current order of the risk factors is appropriate. In response to the Staff’s comment, the Trust has revised the disclosure to add the following to the sections of each Fund’s Prospectus entitled “Fund Overview – Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Securities and Exchange Commission

May 1, 2019

Comment 7:    The disclosure in the Principal Investment Strategies section of the Prospectus above should disclose: 1. The rebalancing and reconstitution process, including the frequency thereof, explaining how and how frequently the index changes; and 2. Number of index components (a range is acceptable).

Response:       The requested changes have been made.

****

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Adithya Attawar

Dean Caruvana

Michael Gung

Nicole Hwang

George Rafal

Curtis Tate